Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

$· ·% NOTES DUE 2026

PRELIMINARY TERM SHEET

May 25, 2016

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker	BAMACN

Security:	·% Senior Unsecured Notes due June 2, 2026

Format:	SEC registered

Size:	US$350,000,000

Trade Date:	May 25, 2016

Expected Settlement Date:	June 2, 2016 (T+5)

Maturity Date:	June 2, 2026

Coupon:	·%

Interest Payment Dates:	June 2 and December 2, commencing December 2, 2016

Price to Public:	·%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	·%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Limitation on restricted payments Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to March 2, 2026, treasury rate plus · bp

Par Call:	At any time on or after March 2, 2026, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	·/·

Joint Book-Runners(1):	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	·

The notes will be issued under an indenture, to be dated as of the date of the issuance of the notes, between Brookfield Finance Inc., Brookfield Asset Management Inc. and Computershare Trust Company of Canada, as trustee, as supplemented by a first supplemental indenture to be dated as of the date of the issuance of the notes (collectively, the “Indenture”). The foregoing is a summary of certain of the material attributes and characteristics of the notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

(1)  This offering will be made in Canada by Citigroup Global Markets Canada Inc., a broker-dealer affiliate of Citigroup Global Markets Inc.